1821 Walden Office Square, Suite 400

Schaumburg, IL 60173

Tel: (847) 303-0280

Fax: (847) 303-1121

September 28, 2010

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn:   Mr. Ronald Alper, Staff Attorney

Re:      Modern Mobility Aids, Inc.

            Registration Statement on Form S-1

            Amendment #1

            File No. 333-168983

Dear Mr. Alper

Further to your letter dated September 20, 2010 concerning the deficiencies in our registration statement on Form S-1, we provide the following responses:

General

1.     You state that you are a development stage company with minimal operations; however, it is unclear whether you have commenced operations. We also note that you will be unable to implement your business plan without substantial additional funding and your auditors have issued a going concern opinion. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please explain why Rule 419 does not apply or revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C. Please also disclose in the filing whether you seek to engage in a merger, acquisition or business combination.

We are not a blank check corporation. Section 7(b)(3) of the Securities Act of 1933, as amended, defines the term “blank check company” to mean any development stage company issuing a penny stock that “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.” In Securities Act Release No. 33-6932, released April 13, 1992, which adopted rules relating to blank check offerings, the Securities and Exchange Commission stated in section II titled “Discussion of the Rules” subsection “A. Scope of Rule 419”, the following: “. . . start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering.” We have a specific plan and purpose and we have no plans to be acquired by or to merge with any unidentified company or companies (disclosure provided). Our business purpose and our specific plan are delineated in our prospectus in detail.

Registration Statement Cover Page

2.     Please revise lo include the registration statement file number and date filed.

          We have revised the cover page as required.
Outside Front Cover Page of the Prospectus

3.    Please revise the second paragraph in plain English and delete repetitive information, for example, the third sentence should be revised since it does not appear to apply to your offering, and the sentence in the middle of the paragraph should be revised to clarify that an extension of an additional 90 days would result in an offering period of up to 270 days total. Also limit the cover page to one page in length. See Item 501 (b) of Regulation S-K and Rule 421 of Regulation C.

We have revised the noted section as required.

Management's Discussion and Analysis or Plan of Operation, page 17

Results of Operations, page 18

4.     Please disclose the components of your revenues and cost of revenues. Also discuss the extent to which your increase in revenues are attributable to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. See Item 303(a)(3)(i) and (iii) of Regulation S-K.

We have provided the required disclosure.

5.   You disclose your plan to import, market and sell mobility products; however, you also stale you have sold $7,850 worth of products since April 26, 2010. Please revise your disclosure throughout the filing to clarify whether you have commenced operations. If you have commenced operations, please disclose the information required by Item 101(h)(4) of Regulation S-K., including the following:

•         the services you perform.

•         the distribution method of your products or services,

•         the name of your principal supplier,

•         your dependence on one or a few major customers,

•         the need for any government approval of principal products or services,

•         the effect of existing or probable governmental regulations on the business, and

•         the number of total employees and number of lull-time employees.

We have revised our disclosure and provided information required by Item 101(h)(4) of Regulation S-K.

Directors. Executive Officers and Control Persons, page 23

6.     Please disclose Mr. Politika's positions as an officer of the company and his dates of employment with you.

We have provided the required disclosure.

Certain Relationships and Related Transactions, page 26

7.     Please state the names of the promoter(s) of the company. See Item 404 (c) of Regulation S-K.

We have provided the required disclosure.

Additional Information, page 28

8   Please remove the language in the fourth sentence that qualifies statements you make in the prospectus by reference to information outside of the prospectus. Rule 411(a) permits this type of qualification only where contemplated by the form.

      We have removed the cited sentence.

Exhibits

Exhibit 4.2 Subscription Agreement

9.      Please clarify the reference to non-United States residents and explain how U.S. residents can purchase your stock.

We have updated the subscription agreement to the extent that all investors (U.S. residents or non-residents) can use the same form of the agreement.

10.      Please tell us why paragraph 2 is appropriate for this offering or delete.

We would like the purchaser’s representation s and warranties (paragraph 2) to be included in the agreement in case we face potential litigation in the future.

11.  Please clarify the reference to $35,000 in paragraph 4 or advise.

     We have amended the reference to the minimum amount of the subscription funds in paragraph 4.

Exhibit 5.1

12.  Please revise the reference to the General Corporation Law of the State of Nevada in the last sentence in the fourth paragraph to also include statutory provisions and also all applicable provisions of the Nevada Constitution and reported judicial decisions interpreting these laws. Please also delete the second paragraph, since it appears inappropriate.

We have provided the updated Exhibit 5.1

Sincerely,

           /s/ Sergei Khorolski

           Sergei Khorolski

Modern Mobility Aids, Inc., President